# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OFFERPAD SOLUTIONS INC., CIK 0001825024
CUSIP: 67623L109
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 433 S. Farmer Avenue, Suite 500, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 07/25/2025
Filed by CIK 0001472787
Persons authorized to receive notices and communications: Lisa W. Cornehl, 1 First American Way, Santa Ana, California (CA), 92707, (714) 250-3000

## Reporting persons
- First American Financial Corporation (CIK 0001472787): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,119,314; shared voting power 0; sole dispositive power 5,119,314; shared dispositive power 0; aggregate amount beneficially owned 5,119,314 (16.84% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: OFFERPAD SOLUTIONS INC.
Address of issuer's principal executive offices: 433 S. Farmer Avenue, Suite 500, Tempe, Arizona (AZ), 85281

## Item 2. Identity and Background
Name of person filing: First American Financial Corporation
Residence or business address: 1 First American Way, Santa Ana, CA 92707
Present principal occupation or employment: First American Financial Corporation ("Reporting Person"), through its subsidiaries, is engaged in the business of providing title insurance, settlement services and other financial services and risk solutions.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: Other than the matters previously disclosed on the Schedule 13D/A filed by the Reporting Person on March 30, 2023, during the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activies subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: WC

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 16.84% (based on 27,710,358 shares of Class A Common Stock outstanding as of June 30, 2025, as reported in the Issuer's 424(b)(5) prospectus filed on July 25, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: 5,119,314
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: First American Financial Corporation
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- First American Financial Corporation: /s/ Lisa W. Cornehl, Senior Vice President, Chief Legal Officer (07/28/2025)